 Exhibit 99.4
Notice of 2022 annual meeting of common shareholders
and notice of availability of meeting materials

You are receiving this notice as a common shareholder of The Toronto-Dominion Bank.

Notice-and-access
As permitted by Canadian securities regulators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions, we are using notice-and-access to deliver our management proxy circular (circular) for our annual meeting to both registered and non-registered (beneficial) shareholders. This means that the meeting materials are being posted online for you to access, rather than being mailed out. This notice includes information on how to access the meeting materials online and how to request a paper copy. Notice-and-access helps reduce printing and postage costs and contributes to the protection of the environment by reducing paper and energy use.
You will find enclosed with this notice a form of proxy or a voting instruction form that you can use to vote your shares (see “Voting” below).
It is very important that you read the circular carefully before voting your shares.
NOTICE OF MEETING
WHEN	Thursday, April 14, 2022, 9:30 a.m. (Eastern time)
WHERE
Virtual Attendees: via live webcast online and via live audio-only access by telephone. Details of the webcast and phone line will be made available here in advance of the meeting: www.td.com/annual-meeting/2022.
If an in-person component is introduced, In-Person Attendees: Design Exchange, TD Centre, 234 Bay Street, Toronto, Ontario, M5K 1B2.

Any changes to the format of our meeting will be posted on www.tsxtrust.com, on our website at www.td.com, or on SEDAR at www.sedar.com. Please be sure to check in from time to time.

Where you can access the meeting materials On the TSX Trust Company website: www.meetingdocuments.com/TSXT/TD	On our website: TD.com	On SEDAR: sedar.com	On EDGAR: www.sec.gov/edgar.shtml
What the meeting is about:		For more details, please see:
1.	Receiving the financial statements for the year ended October 31, 2021, and the auditor’s report on the statements	Page 10 of the circular
2.	Electing directors	Page 10 of the circular
3.	Appointing the auditor	Page 10 of the circular
4.	Considering an advisory resolution on the approach to executive compensation disclosed in the circular	Page 11 of the circular
5.	Considering certain shareholder proposals	Page 11 of the circular
The meeting may also consider other business that properly comes before it.

Voting
Please note that you cannot vote by returning this notice.
There are several ways you can vote your shares before the meeting:
•
If you are a registered shareholder, you can vote online, by email (unless you hold your shares via the Direct Registration System in the U.S.), by fax or by mail. Your transfer agent must receive your vote before 9:30 a.m. (Eastern time) on April 13, 2022.

•
If you are a non-registered shareholder, you can vote online, by phone, by fax or by mail. Your intermediary must receive your voting instructions by 9:30 a.m. (Eastern time) on April 12, 2022, one business day before the proxy deposit deadline, which is April 13, 2022.

Please refer to the detailed instructions on the enclosed proxy or voting instruction form, or in the section of the circular entitled “How to Vote”, on how to vote using these methods.
You may also vote during the meeting (whether attending in person (if an in-person component is introduced) or online). Unless you intend to vote in person (if an in-person component is introduced) or online during the meeting, we encourage you to vote as early as possible using the enclosed form of proxy or voting instruction form so that your common shares are represented at the meeting.
If you wish to attend and vote online at the meeting, there are additional steps you must take. Please follow the instructions in the section of the circular entitled “How to Vote”.

How to request a paper copy of the circular
Upon request, we will provide a paper copy of the circular, to any shareholder, free of charge, for a period of one year from the date the circular was filed on SEDAR. Here is how you can request a paper copy.

BEFORE THE MEETING
At www.meetingdocuments.com/TSXT/TD or call 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries).
Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your shares.

AFTER THE MEETING
Call 1-888-433-6443 or 416-682-3801.
If your request is made before April 14, 2022 (the date of the meeting), the circular will be sent to you within three business days of receipt of your request. If the request is made on or after April 14, 2022, the circular will be sent to you within ten calendar days of receiving your request.
To ensure receipt of the paper copy in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 4:45 p.m. (Eastern time) on April 5, 2022 (this factors the three business day period for processing requests as well as typical mailing times).
If you have any questions regarding this notice, notice-and-access or the meeting, please call 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries).